August 18, 2023

Ms. Megan Akst (Senior Staff Accountant)

Ms. Christine Dietz (Senior Staff Accountant)

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millicom International Cellular S.A. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed February 28, 2023 File No. 001-38763

Dear Ms. Akst and Ms. Dietz,

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 14, 2023 (the “Comment Letter”) with respect to the financial statements and related disclosures of the Form 20-F for the Fiscal Year Ended December 31, 2022 filed by Millicom International Cellular S.A. (“Millicom” or the “Company”) with the Commission on February 28, 2023.

For your convenience, we have reproduced the Staff’s comments preceding our responses below. Please do not hesitate to contact Celso Vianna (Chief Accounting Officer) celso.vianna@millicom.com, Geoffrey Smets (Group Financial Reporting Director) geoffrey.smets@millicom.com or myself with any questions.

Very truly yours,

 /s/ Sheldon Bruha

Sheldon Bruha

Chief Financial Officer

Consolidated statement of income for the years ended December 31, 2022, 2021 and 2020, page F-5

1.	The amount reported as cost of sales (“COS”) appears to be incomplete as it appears to exclude the depreciation and amortization of assets that are required to generate revenue. Also, the table on page F-35 indicates that COS includes the direct cost of services sold. Please tell us whether COS includes any indirect cost of services necessary to generate revenue. In this regard, we note that the operating expense line item includes site and network maintenance costs and employee related costs some of which may relate to COS. Please support your presentation under IAS 1 and explain how you determined that your measure of cost of sales is complete. We refer you to paragraphs 15 and BC 56 of IAS 1.

Response:

Cost of Sales (“COS”) includes direct costs of services sold (such as toll charges, own customers roaming costs, transmission costs, SMS direct costs, Voice Value Added Services (“VAS”) direct costs, Data direct costs, Content direct costs, Business services direct costs, Other VAS direct costs and Financial services direct costs from the Company’s Mobile Financial Services)), cost of telephone, equipment and other accessories and bad debt and obsolescence. COS does not include depreciation and amortization of assets that are required to generate revenue. COS does not include any indirect cost of services necessary to generate revenue.

In determining what to include in COS, the Company considered the guidance in paragraphs 99, 100, 101 and 105 of IAS 1, which provides two possible methods to present an analysis of expenses recognized in the consolidated statement of income (i.e., either by nature or by function). The Company also considers that IAS 1 encourages but does not require the chosen analysis to be shown on the face of the statement of income, as well as that entities are permitted to disclose the classification on the face on a mixed basis, as long as the required classification is provided in the notes. Indeed, the IASB itself produces an example of such a statement of income in an illustrative example to IAS 7 (IAS7.IEA).In light of the applicable guidance, the Company primarily applies the ‘nature of expense’ method to present an analysis of expenses recognized in the consolidated statement of income for the following reasons:

o	It allows a better understanding of the components of the Company’s operating income,

o	The analysis of expenses (like the depreciation and amortization or employee related costs) and their classification according to their ‘function’ as part of COS and operating expenses, involve considerable judgmental and it does not compare with the Company’s peers,

o	This presentation is not uncommon in the telecommunication industry and therefore allows a better basis for comparison with other peers (such as AMÉRICA MÓVIL, S.A.B. DE C.V., which presents costs and expenses in its consolidated statement of income in a combined manner -based on their function and nature-) and

o	Historically, the company has always analyzed its expenses by their nature (see the financial statements in our Form 20-Fs for the years ended December 31, 2018, December 31, 2019, December 31,2020, December 31, 2021 and December 31, 2022).

The Company acknowledges that paragraph 103 of IAS 1, which provides guidance with respect to the analysis method by ‘function of expense’, requires entities to disclose COS separately from other expenses. The Company notes, however, that there is no clear definition of COS under IFRS. Per our knowledge, IASB has not proposed a clear definition of COS in its Primary Financial Statement Project (PFS project) and will likely not do so when finalizing its proposals. As stated in the staff paper A21F from September 2022, the staff has set out that even though COS is a key line item when operating expenses are presented by function and feedback from respondents indicated that diversity in practice exists on what it includes, it would be difficult to develop a definition of COS within a reasonable timeframe and undertaking such work would delay completion of the project. Therefore, IASB tentatively decided not to define COS as part of the PFS project.

To achieve a fair presentation, as required in paragraph 15 and BC 56 of IAS 1, the details of the COS are disclosed in note B.2. ‘Expenses’, i.e. ‘direct costs of services sold’ (which include toll charges, own customers roaming costs, transmission costs, SMS direct costs, Voice VAS direct costs, Data direct costs, Content direct costs, Business services direct costs, Other VAS direct costs and Financial services direct costs), ‘cost of telephone, equipment and accessories’ and ‘bad debt and obsolescence costs’.

Management believes that the current presentation method of an analysis of expenses (i.e., on a mixed basis, which is primarily by ‘nature of expense’ and COS as a separate line item), and additional disclosures made in note B.2. ‘Expenses’ are in agreement with IAS 1 and are consistent with the requirements of paragraphs 15 and B56, 99, 100 and 105 of IAS 1 and present fairly the consolidated statement of income of the Company.

Notes to Consolidated Financial Statements

Note B.3. Segmental Information, page F-36

2.	You disclose that you have a “single segment” called the Group Segment. Please tell us and revise to disclose the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services or geographic area). Refer to paragraph 22 of IFRS 8. Tell us how you identified your operating segments based on the criteria provided in paragraph 5 of IFRS 8 and provide us with a list of these operating segments. As part of your response, please tell us whether the countries listed on page 63 are operating segments. In this regard, we refer you to your earnings release furnished on April 27, 2023, where you quantify and discuss revenue EBITDA by country such that it appears discrete financial information may be available. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in paragraph 12 of IFRS 8 and the quantitative thresholds in paragraph 13 of IFRS 8 in determining your reportable segment. Please be detailed in your response.

Response:

Generally, the Company’s risks and rates of return for its operations were predominantly affected by operating in different geographical regions. Until the divestiture of our ultimate operation in Africa (i.e., Tanzania business) in April 2022, the Company had businesses in two main regions, Latin America and Africa, which constituted two geographical segments, and were reflected as such in our consolidated financial statements in accordance with paragraph 22 of IFRS 8. As a result of the sale of the Tanzania business in April 2022, the Company no longer reported an Africa segment in the consolidated financial statements and the historical results of Tanzania operations through the date of divestiture were reflected under the statement of income caption “Discontinued operations” in the consolidated financial statements. Since then, the Company operates in a single geographical region, Latin America (‘Latam’).

As a result, the Company reports a single segment, called ‘Group Segment’, which includes the Latam figures and central corporate costs. Group segment figures include Honduras joint venture as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters, reviews the Company financial performance, allocates resources, and remunerates management’s performance (bonuses). It also provides increased transparency to investors on those operations.

In Millicom the Chief Executive Officer (CEO) is responsible for leading the development and execution of the Company’s strategy, the day-to-day activities and management decisions, both operating and financial. Furthermore, Millicom’s Executive Team members support the CEO in the day-to-day operation and management of the Company, within their specific areas of expertise.

Chief Financial Officer (CFO) reports to the CEO and is responsible for finance and financial planning. Reporting financial performance, including external financial reporting. Budgeting and forecasting, monitoring expenditures and costs. Implementation and enhancement of related controls. Risk management.

In Millicom, the responsible people for allocating resources and to assess the performance of the components of the Company are the CEO and the Executive Team members, therefore the CODM role resides within this group of people (CEO and Executive Team members).

Millicom CEO and Executive Team is composed as follows (extract from Millicom 2022 Annual Report):

The CEO and the Executive Team members have regular contact with the COO (Latam business manager) (effectively there is only one reportable segment), country General Managers and country Chief Financial Officers (local Managers) to assess the Company performance. CODM reviews monthly financial performance for every country and region. Upon the operating countries submit the monthly reporting to the Company, the COO (Latam business manager) and local Managers discuss performance through live calls. Monthly finance calls are structured by operating country and usually the CEO, COO (segment Manager) and local General Managers and CFOs attend the live sessions to discuss monthly performance. The same approach is followed for the purpose of the yearly budget process.

This view is consistent with current way of reporting in accordance with paragraphs 5 and 22 of IFRS 8, and it is based on the following:

➢	Qualitative aspects: Millicom is an international telecommunications and media group providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, Pay-Tv in Latin America. The Chief Operating Decision Maker (CODM) makes resource allocation decisions based on its strategic global positioning to strength its leadership position in Latam and with a view of maximizing the financial results of the Company. Millicom’s business strategy grounded on six interconnected areas (monetize mobile, expand broadband, drive convergence, accelerate B2B, go digital and customer centricity) is considered within a Latam reference, even at the expense of one or more of its countries.

The CODM has access to the underlying detailed financial information on a regional level, including more granular information (Country by Country and disaggregated revenue by Business Unit). However, the CODM allocates resources to grow the business on a regional basis (Latam). As noted above, the Company’s risks and rates of return are predominantly affected by operating in one geographical region. Such regional structure allows the CODM to assess performance as well as determine compensation and benefits packages.

Furthermore, there is a ‘capital budgeting and approval process’, through which the CODM reviews and allocates CAPEX investments’ portfolio across the Group Segment. On a regular basis, the Global Investment Strategy team holds CAPEX / Capital Allocation Requests (CAR) committee meetings to review, approve and allocate CAPEX investments across the Group Segment depending on needs. The total amount of the portfolio is defined as part of the budget process and remains unchanged over the year which means that CAPEX allocation between countries might be changed during the year and done at the expense of certain individual operations to the benefit of others.

Additionally, the Company finance team has been transforming into one best-in-class digital partner, focusing on i) the standardization of processes and controls; ii) the centralization of accounting resources and finance function in a Single Shared Service Center; iii) the digitalization of every finance tool across the Group Segment. This finance transformation/centralization aligns with the way management assesses performance and allocates resources across the Group (i.e., on a regional/portfolio basis).

➢	Quantitative aspects: Millicom serves customers in nine Latin American markets— Bolivia, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama and Paraguay, with a focus on consolidating its regional footprint in Latam. Considering this spectrum of countries in Latam, most Latam’s countries would not exceed the quantitative thresholds in reference to revenue, profit and loss, and assets mentioned in paragraph 13 of IFRS 8, with only Guatemala and Colombia exceeding them; nevertheless, these two countries do not qualify as operating segments for the reasons explained below.

➢	Performance aspects: Group Segment figures are regularly provided to the CODM – at least on a monthly basis – and the Board of Directors (BoD) at least on a quarterly basis.

The CODM regularly receives a variety of financial and non-financial reports on a regional level, including more granular information (Country by Country and disaggregated revenue by Business Unit). For instance, the monthly ‘Executive Summary Performance’ report, which includes performance indicators for the Group Segment (including Honduras as if it was fully consolidated). Each of the CODM reports, earnings releases and Board Presentations provides financial information for Millicom’s Group Segment. Furthermore, the Group Segment is managed as a portfolio of assets, with key performance targets for the Company such as Service Revenue, EBITDA, CAPEX and Operating Free Cash Flow (OFCF). This segmentation is fully consistent with the segment reporting in the Company’s external reports.

The typical monthly report reviewed by the CODM include the following items:

•	Month results

o	Macro-economic and local currency changes against USD

o	Summary results of the Company performance

o	Month-to-date (MTD) review of the key metrics of the Group Segment vs. last year, including Honduras figures: Service revenue, EBITDA, Operating Cash Flow (OCF), Equity Free Cash Flow (EFCF) and net debt (Leverage)

•	Quarterly-to-date (QTD) results

o	Same as for the MTD results with additional focus on other KPIs such as net adds in mobile subscribers and homes passed/connected.

o	Review of QTD central HQ costs

o	QTD CAPEX booked and paid

•	Year-to-date(YTD) EBITDA, EFCF and Leverage

•	Next month guidance

•	Special current projects/challenges deep dive

On that basis, the CODM makes resource allocation decisions (such as those relating to capital expenditures, people allocation, management’s compensation and benefits remuneration package (including bonuses), investments, acquisitions and divestitures, and sales force staffing) with a view towards achieving a strategic global positioning and maximizing the financial results of the Group Segment and Millicom as a whole. It is the Executive Team (and the BoD) the one deciding on the operational and financial strategy for each region, including the portfolio strategy.

Compensation and benefits remuneration plans (including bonuses) are also determined based on Group Segment performance for all CODM members and central HQ functions. Finally, country General Managers receive a portion of their Long-term incentive bonus based on the Group Segment performance.

➢	Structural or reporting lines aspects: The Executive Team is structured by the Latam business/Group Segment. The Company has an executive Chief Operating Officer (COO), Latam business manager, in its management team for Latam business. COO operates only at a regional level and is not, in effect, manager of the operating countries in the region (i.e., every operating country is under the responsibility of a local General Manager that reports to the Latam business manager). COO is responsible for operating and developing the operations and businesses in the region.

Regarding the aggregation criteria in paragraph 12 and the quantitative thresholds in paragraph 13 of IFRS 8, and based on the explanations provided earlier, the Company operates in a single segment, consequently, aggregation criteria and quantitative thresholds does not apply.

3.	We note that you include your Honduras joint venture as if it was fully consolidated. Provide your analysis that supports the aggregation of the Honduras joint venture with your other operating segments. Refer to paragraph 12 of IFRS 8. Also, please tell us why you include the Honduras joint venture on a fully consolidated basis when you only own 66.7% and refer to the authoritative guidance that supports this presentation.

Response:

As described in our response to question 2. above, the Company operates in a single segment (Honduras joint venture is not a separate operating segment), therefore it is not aggregating more than one segment in light of paragraph 12 of IFRS 8. In fact, information reported by Honduras joint venture is not treated differently than for other operations within the Group Segment; in light of paragraph 5 of IFRS 8, the CODM regularly reviews the Group Segment figures including Honduras joint venture figures in full, as a result, the Group segment figures include Honduras figures as if it was fully consolidated, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters, reviews the Group financial performance, allocates resources, and remunerates management’s performance (compensation and benefits package, such as the long-term incentive plan) (i.e., including Honduras joint venture figures at 100%) and this is how Group Segment figures would be shown if the Company were to control that operation. It also provides increased transparency to investors on those operations.

4.	We note you present operating profit (loss), EBITDA and EBITDA incl discontinued operations as the Group's measures of segment profit (loss). Please tell us how you considered paragraph 26 of IFRS 8, which indicates that if the chief operating decision maker uses more than one measure of an operating segment’s profit or loss the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements (i.e. operating profit (loss)). Also, notwithstanding comment number 2 above, to the extent that a measure is not identified as the segment measure of profit or loss under IFRS 8 and is presented outside the consolidated financial statements, for example the disclosures on pages 62 and 67, we may have additional concerns.

Response:

As mentioned in our response to question 2. pertaining to the performance aspects reviewed by the CDOM in line with paragraph 5, and in line with paragraph 25 of IFRS 8, Millicom’s management uses more than one financial measures – namely Service Revenue, EBITDA and OFCF – to make operating decisions about allocating resources to the segment and assessing its performance, as they also facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance.

The Company acknowledges that paragraph 26 of IFRS 8 requires entities to report segment measures in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s financial statements. However, IFRS 8 is not prescriptive as to how each segment item measure should be calculated nor does it require that the same accounting policies are used as those used in preparing the financial statements. The measures used are not required to be in accordance with, or consistent with, a measure defined in IFRS. IFRS 8 does not establish any boundaries and would only consider whether the core principle of the standard was being followed with regard to the presentation. Non-IFRS measure presentation is acceptable, provided that it is clear about what constitutes the non-IFRS measure and that there is a clear reconciliation of the disclosed measure to the respective IFRS amount reported in the financial statements.

Considering the above, presenting other measures than those currently presented as part of the Company’s Segment Information would not fairly reflect what is being reviewed by the CODM. In addition, these measures are clearly defined in the note to the financial statements (as footnotes) and reconcile with IFRS measures presented elsewhere in the audited Company Financial Statements. They are further reconciled and detailed in the Company Annual Report from page 117 to 122.

Additionally, Millicom’s management believes these measures provide investors and other users of financial information with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. In light of paragraph 20 of IFRS 8, we consider that the financial measures disclosed in the Company Financial Statements provide useful information to the readers to evaluate the nature and financial effects of the business where the Company operates (i.e., industry practice to use these financial measures to monitor performance).

Also, Millicom’s Remuneration Committee uses these financial measures when assessing the performance and compensation of employees, including Millicom’s executive directors and CODM. Kindly refer to our response to question number 2 as well as to our quarterly earnings releases and the Company Annual Report (where we define all key and non-key financial measures used by the CODM and other internal and external users).

As a conclusion, and considering the above arguments, Management confirm that it uses several segment measures and believe that this does not contradict with the principles stated in paragraph 25 and 26 of IFRS 8.

Consequently, the financial measure identified as the segment measure of profit & loss under IFRS 8 and is presented outside the consolidated financial statements, for example the disclosures on pages 62 and 67 are consistent.

5.	We note your presentation of an additional segment measure, operating free cash flow. Please explain your basis for including this measure and provide the specific guidance you relied upon. To the extent this is not required by IFRS, please revise to remove this apparent non-IFRS measure from your financial statement footnotes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response:

As explained in our response to question 3. and 4. above, similarly to Service Revenue and EBITDA, Operating Free Cash Flow (OFCF) is a key financial measure used by CODM in assessing segment performance and deciding how to allocate resources.

Presenting otherwise non-IFRS segment measures in the segment note is permitted by IFRS 8, provided that it is clear what constitutes the measure and that there is a clear reconciliation of the measure to the appropriate IFRS measure reported in the financial statements. As our presentation of measures in the segment note is in conformity with IFRS 8, we would respectfully submit that the “additional segment measure, operating free cash flow” identified by the Staff is not a non-IFRS measure.